 at&t

Wayne A. Wirtz
General Attorney &
Associate General Counsel
Legal Department
175 E. Houston, Room 205
San Antonio, Texas 78205
(210) 351-3736

October 24, 2007

Via Fax: (202) 772-9205
Kathleen Krebs, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: AT&T Inc.
    Definitive Schedule 14A
    Filed March 22, 2007
    File NO. 1-08610

Dear Ms. Krebs:

As we discussed on October 23, 2007, we will respond to your letter, dated September 27, 2007, relating to your review of AT&T's 2007 Proxy Statement on or before November 15, 2007.

If you have any questions, please call me.

Sincerely,

USA
Proud Sponsor of the U.S. Olympic Team